UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52078P102

(CUSIP Number)

Symphony Technology II GP, LLC
2475 Hanover Street
Palo Alto, California  94304
Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.
O’Melveny & Myers LLP
Embarcadero Center West

275 Battery Street, Suite 2600
San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 52078P102

1.	Names of Reporting Persons Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,035,202 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,035,202 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,035,202 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)

11,150,751 shares are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”).  Symphony Technology II GP, LLC (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner.  Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each of the reporting persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony.

(2)

884,451 shares are owned directly by the Romesh & Kathleen Wadhwani Family Trust (the “Family Trust”). Dr. Wadhwani is a trustee of the Family Trust and shares the authority and discretion to manage and conduct the affairs of the Family Trust.  By reason of this relationship, Dr. Wadhwani may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Dr. Wadhwani as indicated above.  Dr. Wadhwani disclaims beneficial ownership of the reported securities held by the Family Trust.

The Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed by the Dr. Wadhwani on May 5, 2006, Amendment No. 1 thereto dated January 8, 2007, Amendment No. 2 thereto dated August 3, 2007 and Amendment No. 3 thereto dated November 2, 2007 (the “Schedule 13D”).

This Amendment No. 4 is being filed by solely by Dr. Wadhwani to report the disposition of shares owned by the Family Trust.  Dr. Wadhwani has previously filed as part of a group consisting of Symphony and Symphony GP by virtue of the fact that Symphony GP is the sole general partner of Symphony and Dr. Wadhwani is the Managing Director of Symphony GP.  Based on these relationships, the parties may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  This Amendment No. 4 acknowledges the existence of these relationships potential attribution of shares of Symphony and Symphony GP to Dr. Wadhwani; however, Symphony and Symphony GP are not participating in the filing of this Amendment No. 4.  The number of shares of Common Stock that may be beneficially owned by Symphony and Symphony GP is based upon the number of shares reported as owned by each on the Form 4 filed on January 10, 2008.  Any shares of Common Stock they may own are not included in this Amendment No. 4.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in Schedule 13D and the Exhibit and Schedule to the Schedule 13D and the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Amendment No. 1 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 5.   Interest in Securities of the Issuer.

(a) Item 5(a) of the Schedule 13D is amended as follows:

“The Company has reported on its Annual Report on Form 10-K for the fiscal year ended May 31, 2008, that there were 174,002,400 shares of Common Stock issued and outstanding as of July 3, 2008.  The Wadhwani Shares that may be deemed to be beneficially owned by the Dr. Wadhwani represent approximately 6.9% of the outstanding shares of Common Stock as of July 3, 2008.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Dr. Wadhwani.”

(c) Item 5(c) of the Schedule 13D is amended by adding the following at the end of such item:

“On August 4, 2008, the Family Trust disposed of 2,000,000 shares of Common Stock in a Rule 144 sale transaction with Lehman Brothers at a sale price of $7.85 per share.  This transaction was effected in a private transfer between the parties thereto.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2008
ROMESH WADHWANI

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

* The Power of Attorney is incorporated by reference to Exhibit 99.6 of the Schedule 13D/A with respect to Chordiant Software Inc. filed by Dr. Wadhwani on June 12, 2008